Filed Pursuant to Rule 433 of the Securities Act of 1933
Issuer Free Writing Prospectus dated August 13, 2015
Registration No. 333-203238

Up to 3,125,000 Units
Consisting of One Share of Common Stock and
One Warrant to Purchase One-half Share of Common Stock

This free writing prospectus relates to the initial public offering of common stock and warrants of Innovation Economy Corporation, which does business under the name “ieCrowd”. It should be read together with ieCrowd’s final prospectus dated August 7, 2015 relating to the offering, which has been filed by ieCrowd with the Securities and Exchange Commission (the SEC) and which may be accessed through the following web link:

http://www.sec.gov/Archives/edgar/data/1563004/000121390015005874/f424b3080715_innovation.htm

It should also be read together with any later-dated prospectus relating to the offering and the other documents filed by ieCrowd with the SEC. As stated in ieCrowd’s prospectus, investing in ieCrowd securities involves a high degree of risk. ieCrowd is at an early stage of its development and its securities may only be appropriate for long-term investment. ieCrowd’s independent registered public accounting firm has issued an audit opinion that includes a statement expressing substantial doubt as to ieCrowd’s ability to continue as a going concern. You should purchase ieCrowd securities only if you can afford to lose your entire investment.

Innovation Economy Corporation has filed a final prospectus with the Securities and Exchange Commission, or the SEC, for the offering to which this communication relates. Before you invest, you should read the final prospectus and other documents Innovation Economy Corporation has filed with the SEC for more complete information about Innovation Economy Corporation and this offering. You may get these documents for free by visiting EDGAR on the SEC web site at www.sec.gov. Alternatively, a copy of the prospectus may be obtained from TriPoint Global Equities, LLC if you request it by calling, toll-free, 1-800-304-6994.

ieCrowd's Blog Post
August 11, 2015

News: New York Times: Wired Well: High Tech Hope for Repelling Mosquitoes

A native Alaskan with a long history of dealing with mosquitoes, New York Times "Wired Well" reporter Jennifer Jolly featured Kite in her column exploring the global impact of mosquitoes and how people deal with them.

> "The stakes are high. So far, 40 states have recorded cases of West Nile virus. According to the World Health Organization, mosquitoes remain the deadliest animal on the planet, carrying diseases like West Nile,chikungunya and malaria that kill more than a million people a year. Any new technology that effectively and consistently repels mosquitoes will not only make summers more comfortable — it will save lives."

In the article, Jolly surveys the traditional repellent landscape and describes her visit with Kite's Grey Frandsen at the company's Riverside laboratory. Jolly expresses hope in the Kite approach during a brave session bringing her up close and personal with mosquitoes.

> "The new compound works by confusing a mosquito's senses, hindering its ability to target us based on the carbon dioxide we exhale, and confounding its capacity to locate us up close. The Kite compound was effective in the lab, but the ultimate test will come once it can be worn in all corners of the mosquito-covered planet. If that happens, it means that in the age-old battle of humans versus mosquitoes, humans may finally have a shot at winning."

Read the full article here: "High Tech Hope for Repelling Mosquitoes"

Media Contact

Larry Eason
leason@iecrowd.com
(310) 876-5173

ieCrowd's Twitter Post

August 11, 2015

ieCrowd
@ieCrowd

Gr8 Kite coverage @nytimes. Not offer of securities. B4U invest, read prospectus:SEC.gov 800-304-6994

NYTimes Well @nytimeswell
High Tech Hope for Repelling Mosquitoes nyti.ms/1IASuBG

4:10 PM - 11 Aug 2015

WELL | High Tech Hope for Repelling Mosquitoes

WIRED WELL

High Tech Hope for Repelling Mosquitoes

By JENNIFER JOLLY AUGUST 11, 2015 12:00 AM 17 Comments

James Yang

Email
Share
Tweet
Save

In Alaska, where I grew up, mosquitoes outnumber people some 24 million to one. That makes it a great place to test the very latest in mosquito shields.

On a recent trip home, I tried the newest products on the market: kid-safe bands treated with plant oils, fans with the repellent built in, chemically treated clothing and good old bug spray. I also tried a high-tech patch that is not set to be released until next year.

More

mistress america
august 14

What I found was this: All of the current products offered varying levels of protection, but nothing worked as well as traditional chemical repellent. Nothing, that is, until I tested the patch, which could very well remove humans from the mosquito food chain for good.

WIRED WELL
Personal technology for health and fitness.

The stakes are high. So far, 40 states have recorded cases of West Nile virus. According to the World Health Organization, mosquitoes remain the deadliest animal on the planet, carrying diseases like West Nile,chikungunya and malaria that kill more than a million people a year. Any new technology that effectively and consistently repels mosquitoes will not only make summers more comfortable — it will save lives.

By JENNIFER JOLLY | 00:44
Hands on With Mosquitoes

Jennifer Jolly, our Wired Well reporter, gets up close and personal with some mosquitoes. By JENNIFER JOLLY on August 7, 2015.

My first mosquito test used an array of colorful, kid-safe bands doused in natural plant oils such as citronella, geranium oil, rosemary, lemongrass and mint. I tried a slap-on bracelet called Buglet that comes in a rainbow of colors and with cute animal characters. I also tested a more understated plastic wearable called